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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Tutogen Medical, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
90110710
(CUSIP Number)
Chad F. Phipps, Esq.
Zimmer Holdings, Inc.
P.O. Box 708
Warsaw, Indiana 46581-0708
(574) 267-6131

copies to:
Morton A. Pierce, Esq.
M. Adel Aslani-Far, Esq.
Dewey Ballantine LLP
1301 Avenue of the Americas
New York, New York 10019
(212) 259-8000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 10, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	90110710

1	NAMES OF REPORTING PERSONS: Zimmer Holdings, Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	13-4151777

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		5,297,124

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		5,297,124

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	5,297,124

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	33.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	90110710

1	NAMES OF REPORTING PERSONS: Zimmer, Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	13-2695416

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		5,297,124

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		5,297,124

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	5,297,124

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	33.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	90110710

1	NAMES OF REPORTING PERSONS: Zimmer CEP USA Holding Co.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	13-3169695

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		5,297,124

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		5,297,124

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	5,297,124

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	33.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

This Amendment No. 4 (the “Amendment”) amends the Statement on Schedule 13D filed with the Securities and Exchange Commission by Sulzer AG, a corporation established under the laws of Switzerland, Sulzer Medica Ltd., a corporation established under the laws of Switzerland, and Sulzer Medica USA Holding Co. (n/k/a/ Zimmer CEP USA Holding Co.), a Delaware corporation on November 13, 2000 (the “Schedule 13D”) and as amended by Amendment No. 1 on November 21, 2000, Amendment No. 2 on January 5, 2001 and Amendment No. 3 on March 10, 2006. This Amendment is filed with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Tutogen Medical, Inc., a Florida corporation (the “Issuer”) and is filed to reflect information required by Rule 13d-2 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), with respect to the Common Stock.
Item 4. Purpose of Transaction
Item 4 is hereby supplemented and amended by the insertion of the following at the end thereof:
The purpose of this Amendment No. 4 is to report that on May 10, 2006, Zimmer and the Issuer entered into a Confidentiality Agreement with respect to information concerning the Issuer that is being furnished to Zimmer in connection with Zimmer’s consideration of a possible acquisition of all or part of, or an investment in, the Issuer. Zimmer commenced due diligence on the Issuer on May 10, 2006. A copy of the Confidentiality Agreement is attached hereto as Exhibit 99.5.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 is hereby supplemented and amended by the insertion of the following at the end thereof:
The purpose of this Amendment No. 4 is to report that on May 10, 2006, Zimmer and the Issuer entered into a Confidentiality Agreement with respect to information concerning the Issuer that is being furnished to Zimmer in connection with Zimmer’s consideration of a possible acquisition of all or part of, or an investment in, the Issuer. Zimmer commenced due diligence on the Issuer on May 10, 2006. A copy of the Confidentiality Agreement is attached hereto as Exhibit 99.5.
Item 7. Material to be Filed as Exhibits
Item 7 is hereby amended to include the following exhibit, attached hereto:
Exhibit 99.5  Confidentiality Agreement.

Signatures
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: May 12, 2006

ZIMMER HOLDINGS, INC.
By:	/s/ Chad F. Phipps
	Name:	Chad F. Phipps
	Title:	Associate General Counsel and Secretary

ZIMMER, INC.
By:	/s/ Chad F. Phipps
	Name:	Chad F. Phipps
	Title:	Associate General Counsel and Secretary

ZIMMER CEP USA HOLDING CO.
By:	/s/ Chad F. Phipps
	Name:	Chad F. Phipps
	Title:	Secretary